NATUREWELL, INC. 110 West C Street, Suite 1300 San Diego, California 92101

February 10, 2006

Mail Stop 6010 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Attention:		Jeffrey P. Riedler; Zafar Hassan

	Re:	Naturewell, Incorporated Revised Preliminary Information Statement on Schedule 14C Filed January 12, 2006 (File No. 0-26108)

Gentlemen:

          The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of January 25, 2006 relating to the Revised Preliminary Information Statement on Schedule 14C of Naturewell, Inc. (the "Company"). Please be advised that your reference to "proxy statement" is incorrect as the filing is an information statement. The Company responds as follows:

Schedule 14A General

1.

We note your response to prior comment 3. However, the citations you have provided do not appear to address the issue of mailing documents incorporated by reference. In the case Instruction 1 to Item 13, we believe that the financial statement information is material and should be mailed with the proxy statement. We refer you to Item 13(b)(2) of Schedule 14A, which allows any registrant, including non-S-3 registrants, to incorporate by reference if they deliver the document, incorporated by reference and the document contains the required financial statement. Please confirm that you will mail these materials.

Response:

The Company respectfully submits that neither incorporation by reference nor mailing of the financial statements is required in connection with the information statement.

Regulation 14C requires an annual report to be furnished to security holders only if "the information statement relates to an annual (or special meeting in lieu of the annual) meeting, or written consent in lieu of such meeting, of security holders at which directors are to be elected." As the Company's information statement does not relate to the election of directors, the information statement is not required to be accompanied by the Company's annual report.

In addition, the financial information requirements imposed by Item 13 are not applicable to this information statement. Instruction 1 to Item 13 states that the financial statements may be omitted if they are "not material for the exercise of prudent judgment in regard to the matter to be acted upon." The Company's security holders are not being asked to exercise any judgment in regards to any matter, as the matters to be acted upon have already been duly authorized by the Company's lone majority shareholder.

Notwithstanding the foregoing, pursuant to Note D(2) to Schedule 14A, the Company has revised the information statement to include an undertaking to provide, without charge, to each person to whom the information statement is delivered, upon written or oral request of such person and by first class mail, a copy of the Company's annual report on Form 10-KSB.

2.		In your discussion of the second amendment, please include the original language included in the certificate of incorporation that is now being replaced.

Response:

The information statement has been revised accordingly.

3.

We note the revisions you made in response to prior comment 8. In romanette (iii), you reference other options available to the company and weighed by the Board. Please disclose what these other options were and why they were rejected by the board.

Response:

The information statement has been revised accordingly.

4.

We note your response to prior comment 16 and the revisions to the disclosure. However, if conversion prices for these notes were more favorable than the market price of the securities, you should disclose that fact explicitly in your discussion.

Response:

The information statement has been revised accordingly.

5.

In addition, in response to comment 16, you have indicated that the transactions were negotiated at arms length. In light of Mr. Arabias's status as controlling stockholder, we do not believe it is appropriate to refer to the negotiations as arms length. Please delete this language.

Response:

The information statement has been revised accordingly.

6.

With regard to comments 20-26, we note your intention to file amended reports after comments on the proxy statements are completed. However, you will need to revise your incorporation by reference section to include the amended 10-Q. In addition, we would like to review the amended 10-Q before it is delivered to recipients of the information statement.

Response:

Concurrently with the filing of this letter and Amendment No.2 to Schedule 14C, the Company has filed an amended Form 10-QSB for the period ended September 30, 2005 and an amended Form 10-KSB for the period ended December June 30, 2005.

Should you have any questions, please do not hesitate to contact the Company's securities counsel, Darrin Ocasio or Sebastian Weiss of Sichenzia Ross Friedman Ference LLP, at 212-930-9700. Thank you.

Very Truly Yours,

/s/ James R. Arabia
James R. Arabia